UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Red Robin Gourmet Burgers, Inc.

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

75689M 10 1 (CUSIP Number)

December 31, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) RR Investors, LLC 54-1976051

2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☒ b ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 2,459,174 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,459,174 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,174

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person CO

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Quad-C Partners V, L.P. 54-1893642

2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☒ b ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 2,459,174 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,459,174 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,174

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person PN

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Quad-C Advisors V, L.L.C. 54-1893641

2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☒ b ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 2,459,174 6. Shared Voting Power -0- 7. Sole Dispositive Power 2,459,174 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,459,174

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 15.4%

12.	Type of Reporting Person CO

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Terrence D. Daniels

2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☒ b ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 1,000 6. Shared Voting Power 2,557,543 7. Sole Dispositive Power 1,000 8. Shared Dispositive Power 2,557,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,543

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.0%

12.	Type of Reporting Person IN

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Stephen M. Burns

2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☒ b ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power -0- 6. Shared Voting Power 2,557,543 7. Sole Dispositive Power -0- 8. Shared Dispositive Power 2,557,543

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,557,543

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.0%

12.	Type of Reporting Person IN

1.	Names of Reporting Persons. I.R.S. ID Nos. of Above Persons (Entities Only) Edward T. Harvey

2.	Check the Appropriate Box if a Member of a Group (See Instructions) a ☐ b ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5. Sole Voting Power 1,000 6. Shared Voting Power -0- 7. Sole Dispositive Power 1,000 8. Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person IN

Item 1.(a)	Name of Issuer Red Robin Gourmet Burgers, Inc.

(b)	Address of Issuer’s Principal Executive Offices

5575 DTC Parkway, Suite 110 Greenwood Village, Colorado 80111

Item 2.(a)	Name of Person Filing

This Schedule 13G is filed by those persons named in Item 1 of pages 2-7 above, to which reference is hereby made.

(b)	Address of Principal Business Office or, if none, Residence

230 East High Street Charlottesville, Virginia 22902

(c)	Citizenship

See Item 4 of pages 2-7 above, to which reference is hereby made.

(d)	Title of Class of Securities

Common Stock, $.001 par value per share

(e)	CUSIP Number 75689M 10 1

Item 3.	If this Statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act.

(b) ☐ Bank as defined in Section 3(a)(6) of the Act.

(c) ☐ Insurance company as defined in Section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment advisor in accordance with section 240.13(d)-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

RR Investors, LLC is the direct beneficial owner of 2,459,174 shares of common stock of the issuer. Quad-C Partners V, L.P. is the sole member of RR Investors, LLC, and, as such, may be deemed to beneficially own the 2,459,174 shares of common stock held by RR Investors, LLC. Quad-C Advisors V, L.L.C. is the general partner of Quad-C Partners V, L.P., and, as such, may be deemed to beneficially own the 2,459,174 shares of common stock held by RR Investors, LLC.

Terrence D. Daniels is the Vice President and Secretary of each of RR Investors, LLC and RR Investors II, LLC, and, as such, shares voting and dispositive power as to the shares held by RR Investors, LLC and RR Investors II, LLC. RR Investors II, LLC is the direct beneficial owner of 98,369 shares of common stock of the issuer. In addition, Mr. Daniels has an indirect membership interest in RR Investors, LLC as a holder of a 40.0% membership interest in Quad-C Advisors V, L.L.C., the general partner of the sole member of RR Investors, LLC, Quad-C Partners V, L.P. Mr. Daniels also has a membership interest in RR Investors II, LLC equal to 22.5% and his four children collectively own an additional 20.8% of the outstanding membership interests of RR Investors II, LLC. Mr. Daniels disclaims beneficial ownership of these shares except to the extent of Mr. Daniels’ pecuniary interest therein. In addition, Mr. Daniels, as of the date hereof, has the right to acquire 1,000 shares of common stock of the issuer through currently exercisable stock options.

Effective February 2, 2004, Stephen M. Burns is the president and director of each of RR Investors, LLC and RR Investors II, LLC and, as such, shares voting and dispositive power as to the shares held by RR Investors, LLC and RR Investors II, LLC. In addition, Mr. Burns has an indirect membership interest in RR Investors, LLC as a holder of a 15.0% membership interest in Quad-C Advisors V, L.L.C., the general partner of the sole member of RR Investors, LLC. Mr. Burns also has a membership interest in RR Investors II, LLC equal to 16.25% of the outstanding membership interests of RR Investors II, LLC. Mr. Burns disclaims beneficial ownership of these shares except to the extent of Mr. Burns’ pecuniary interest therein.

Effective December 31, 2003, Edward T. Harvey resigned as president and director of each of RR Investors, LLC and RR Investors II, LLC and, as such, no longer shares voting and dispositive power as to the shares held by RR Investors, LLC and RR Investors II, LLC. Mr. Harvey, as of the date hereof, has the right to acquire 1,000 shares of common stock of the issuer through currently exercisable stock options.

(b)	Percent of class:

See Item 11 of pages 2-7 of this Schedule 13G. (For purposes of these percentages, the Reporting Persons have used 15,956,074 shares as the number of outstanding shares of common stock of the issuer. This number comes from page 4 of the issuer’s 424(b)(4) Prospectus filed with the Securities and Exchange Commission on November 20, 2003 as the number of shares of common stock outstanding after the issuer’s underwritten public offering that closed on November 25, 2003.)

(c)	Number of shares as to which the person has:

	(i)	sole power to vote or to direct the vote

See Item 5 of pages 2-7 of this Schedule 13G.

	(ii)	shared power to vote or to direct the vote

See Item 6 of pages 2-7 of this Schedule 13G.

	(iii)	sole power to dispose or to direct the disposition of

See Item 7 of pages 2-7 of this Schedule 13G.

	(iv)	shared power to dispose or to direct the disposition of

See Item 8 of pages 2-7 of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Effective December 31, 2003, Edward T. Harvey resigned as president and director of each of RR Investors, LLC and RR Investors II, LLC and, as such, no longer shares voting and dispositive power as to the shares held by RR Investors, LLC and RR Investors II, LLC. Due to such resignation, Mr. Harvey is no longer a member of this 13G Reporting Group.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Member of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RR INVESTORS, LLC

Date: February 6, 2004	By:	/s/ Stephen M. Burns

	Name:	Stephen M. Burns
	Title:	President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUAD-C PARTNERS V, L.P.

	By:	QUAD-C ADVISORS V, L.L.C., its general partner

Date: February 6, 2004		By:	/s/ Stephen M. Burns

		Name:	Stephen M. Burns
		Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QUAD-C ADVISORS V, L.L.C.

Date: February 6, 2004	By:	/s/ Stephen M. Burns

	Name:	Stephen M. Burns
	Title:	Vice President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2004	By:	/s/ Terrence D. Daniels

Terrence D. Daniels

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2004	By:	/s/ Stephen M. Burns

Stephen M. Burns

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2004	By:	/s/ Edward T. Harvey

Edward T. Harvey